Back 2012-05-30, 20:05:50, EDT

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: HALPIN.R **Issuer:** TransGlobe Ener **Security:** Common Sha

Transaction Number	2092773		
Security designation	Common Shares		
Opening balance of securities held	537000		
Date of transaction	2012-05-30		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities acquired	18900		
Unit price or exercise price	4.2700	Currency	Canadian Dollar
Closing balance of securities held	555900	Insider's calculated balance	
Filing date/time	2012-05-30 20:03:27		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities			

Insider: HALPIN.R **Issuer:** TransGlobe Ener **Security:** Common Sha

Transaction Number	2092776		
Security designation	Common Shares		
Opening balance of securities held	555900		
Date of transaction	2012-05-30		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities disposed of	18900		
Unit price or exercise price	10.3500	Currency	Canadian Dollar
Closing balance of securities held	537000	Insider's calculated balance	
Filing date/time	2012-05-30 20:05:44		

General remarks *(if necessary to describe the transaction)*

Private remarks to securities regulatory authorities

Insider: HALPIN.R **Issuer:** TransGlobe Ener **Security:** Options Common

Transaction Number	2092771		
Security designation	Options (Common Shares)		
Opening balance of securities or contracts held	168100		
Date of transaction	2012-05-30		
Nature of transaction	51 - Exercise of options		
Number or value of securities or contracts acquired			
Equivalent number or value of underlying securities acquired			
Number or value of securities or contracts disposed of	18900		
Equivalent number or value of underlying securities disposed of	18900		
Unit price or exercise price	4.2700	Currency	Canadian Dollar
Conversion or Exercise price	4.2700	Currency	Canadian Dollar
Date of expiry or maturity	2012-06-08		
Closing balance of securities or contracts held	149200	Insider's calculated balance	
Filing date/time	2012-05-30 20:00:32		

General remarks *(if necessary to describe the transaction)*

Private remarks to securities regulatory authorities